August 19, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Lisa Larkin

RE: SkyBridge G II Fund, LLC (File Nos. 333-174399 and 811-22561):

Request for Withdrawal of Registration Statement Amendment on Form N-2 Filed Pursuant to Section 8(c)

Dear Ms. Larkin:

On behalf of SkyBridge G II Fund, LLC (the “Fund”), we request, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the withdrawal of the Fund’s POS 8C filing (File Nos. 333-174399 and 811-22561), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 6, 2019 (via EDGAR Accession No. 0000947871-19-000422) (the “2019 POS 8C Filing”). We are requesting that the 2019 POS 8C Filing be withdrawn because new common shares have been registered through a separate registration statement on Form N-2 that was declared effective on July 31, 2019 (File Nos. 333-232583 and 811-22561).

The 2019 POS 8C Filing has not been declared effective by the SEC, and no securities were sold in connection with the offering described in the 2019 POS 8C Filing. The Fund requests that the SEC consent to this application on the grounds that withdrawal of the 2019 POS 8C Filing is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the 1933 Act. It is our understanding that this application for withdrawal of the 2019 POS 8C Filing will be deemed granted as of the date it is filed with the SEC unless within 15 days of this submission the Fund receives notice from the SEC that this application will not be granted.

If you have any questions regarding this filing, please contact Rajib Chanda of Simpson Thacher & Bartlett LLP at (202) 636-5543.

Very truly yours,

SkyBridge G II Fund, LLC

By:	/s/ Christopher Hutt
Name: Christopher Hutt
Title: Vice President